UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.4)

Under the Securities Exchange Act of 1934

TRUMP ENTERTAINMENT RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89816T103

---------

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2008

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following Box ☐.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89816T103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
1,044,069**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
1,044,069**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,044,069**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES          ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

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14.	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
1,044,069**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
1,044,069**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,044,069**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES          ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
1,044,069**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
1,044,069**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,044,069**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES          ☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Murray A. Indick

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
1,044,069**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
1,044,069**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,044,069**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES          ☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO.89816T103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Charles E. McCarthy

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
1,044,069**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
1,044,069**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,044,069**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES          ☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO.89816T103	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on April 27, 2007 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy. This amendment to the Schedule 13D relates to the shares of Common Stock, par value $0.001 (the "Common Stock") of Trump Entertainment Resorts, Inc., a Delaware corporation, which has its principal executive offices at 1000 Boardwalk at Virginia Avenue, Atlantic City, New Jersey 08401. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a), (b) According to the Issuer's 10-Q filed on August 8, 2008, there were 31,725,876 shares of Common Stock issued and outstanding as of June 30, 2008. The Reporting Persons report beneficial ownership of 1,044,069 shares of Common Stock held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, and Charles E. McCarthy are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock in the open market:

Trade Date	Shares	Price/Share
10/23/2008	790,600	$0.64
10/24/2008	12,000	$0.60

Additionally, on October 29, 2008, Prides Capital Partners, LLC and the Trustee amended the trust agreement previously reported in Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 23, 2005.  The amendment permits the Trustee to dispose of or sell the shares of common stock held by the Trust without regard to market price.  No other changes were made to the trust agreement.

CUSIP NO.89816T103	SCHEDULE 13D

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

CUSIP NO. 89816T103	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

CUSIP NO. 89816T103	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: October 30, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact